

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 2, 2016

Via E-mail
Dale Gibbons
Chief Financial Officer
Western Alliance Bancorporation
One E. Washington Street, Suite 1400
Phoenix, Arizona 85004

 Re: **Western Alliance Bancorporation**
         Form 10-K for Fiscal Year Ended December 31, 2015
         Filed February 26, 2016
         File No. 001-32550

Dear Mr. Gibbons:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Irving

David Irving
Staff Accountant
Office of Financial Services